Caledonia announces the signing of a fourth Cobalt Sales Agreement

Toronto, Ontario – March 25, 2008:  Caledonia Mining Corporation (“Caledonia”) (TSX: CAL, NASDAQ-OTCBB: CALVF, AIM: CMCL) is pleased to announce its wholly owned subsidiary company Caledonia Nama Limited (“Nama”) has signed a fourth cobalt off-take agreement with a large Chinese refiner.  This now brings the contractual commitments for the Nama Cobalt Project to a total of 51,560 tonnes (+/-10% at Nama’s option) of cobalt metal equivalent for 2009 and 2013, and meets the full anticipated plant capacity currently being designed.

Under the terms of this new agreement Nama will supply a minimum of 16,000 tonnes of cobalt metal equivalent, in the form of cobalt hydroxide, from the Nama Cobalt Project. This agreement, in common with the previous agreements announced on January 29 and March 11, 2008, specifies that the price shall be based on the published monthly average quotation for cobalt low grade in the London Metal Bulletin, and has a  guaranteed “Take or Pay” provision at market related prices.

The Nama Cobalt Project is located in Northern Zambia.  Nama plans to commence mining Anomalies “A” and “C” using open pit mining methods, pre-concentration and conventional cobalt extractive technology.  Detailed mine planning is underway and the Company expects to commence operations in early 2009.

Commenting on the announcement Stefan Hayden, President and CEO, said “The signature of this fourth long term supply contract effectively means that the current planned production capacity at Nama is now fully committed for the next five years.  The signing of these four contracts conclusively demonstrates the strong future demand for cobalt from China and confirms the attractiveness of the Nama Project, as a primary cobalt producer, to refiners. Caledonia continues to progress the Nama Project towards production as rapidly as possible.”

For more information, please contact:

Stefan Hayden, President & CEO

Alex Buck

Martin Eales

Caledonia Mining

BuckBias

RBC Capital Markets

Tel: +27 11 447 2499

Tel: +44 7932 740 452

Tel: +44 20 7029 7881

Further information regarding Caledonia’s exploration activities and operations along with its latest financials may be found at www.caledoniamining.com